UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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SYNNEX CORPORATION
(Exact name of registrant as specified in its charter)

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Delaware	001-31892	94-2703333
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

44201 Nobel Drive Fremont, California	94538
(Address of principal executive offices)	(Zip Code)

Simon Y. Leung
Senior Vice President, General Counsel and Secretary
(510) 656-3333
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
This Form SD of SYNNEX Corporation (the “Company,” “we,” “us” or “our”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule") for the reporting period of January 1, 2013 to December 31, 2013. As used herein and consistent with the Conflict Minerals Rule, “conflict minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
We are a business process services company offering a comprehensive range of services to resellers, retailers, original equipment manufacturers, financial and insurance institutions and several other industry verticals worldwide. We operate in two segments: Technology Solutions and Concentrix. Our Technology Solutions segment distributes peripherals, information technology systems, including data center server and storage solutions, system components, software, networking equipment, consumer electronics, and complementary products. Within the Technology Solutions segment, our distribution services are complemented by systems design and integration services. Our Concentrix segment offers a range of global business outsourcing services around process optimization, customer engagement strategy and back office automation to customers in various industry verticals.
Our revenues during 2013 were largely from distribution and global business outsourcing services, which were not in-scope for purposes of our compliance with the Conflict Minerals Rule. A portion of our systems design and integration business within the Technology Solutions segment involved our manufacture, by assembly or integration, of data center servers and storage products, which were in-scope products. Based on responses from our suppliers during our reasonable country of origin inquiry for 2013, gold, tantalum, tin and tungsten were necessary to the functionality or production of products that we manufactured.
Conflict Minerals Report
A Conflict Minerals Report is provided as an exhibit to this Form SD and is available at ir.synnex.com/sec. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report. We have filed a Conflict Minerals Report because, for 2013, the data center servers and storage products that we manufactured had necessary conflict minerals of undetermined origin.

Item 1.02	Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SYNNEX CORPORATION

By: /s/ Simon Y. Leung	June 2, 2014
Simon Y. Leung Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.